Exhibit (A)(14)

October 18, 2011

Dear Shareholder:

On behalf of the Board of Directors of A.C. Moore Arts & Crafts, Inc. (“A.C. Moore”), I am pleased to inform you that on October 3, 2011, A.C. Moore entered into a definitive Agreement and Plan of Merger, as amended as of October 17, 2011 (the “Merger Agreement”), with Nicole Crafts LLC, a Delaware limited liability company (“Parent”), and Sbar’s Acquisition Corporation, a Pennsylvania corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). Parent and Merger Sub are each affiliates of Sbar’s, Inc., a New Jersey corporation and long-time supplier to A.C. Moore. Pursuant to the terms of the Merger Agreement, Merger Sub commenced a tender offer on October 18, 2011 to purchase all of the outstanding shares of A.C. Moore’s common stock for $1.60 per share in cash, without interest thereon and subject to required tax withholdings. Following the completion of the tender offer, Merger Sub will merge with and into A.C. Moore, with A.C. Moore continuing as the surviving corporation in the merger. The parties have agreed to proceed with a one-step merger transaction if the tender offer is not completed.

After careful consideration, and following the recommendation of the special committee of independent and disinterested directors of A.C. Moore’s Board of Directors, A.C. Moore’s Board of Directors has unanimously determined that the tender offer and the merger are fair to and in the best interests of the shareholders of A.C. Moore, and approved the Merger Agreement, the tender offer, the merger and the other transactions contemplated by the Merger Agreement. Accordingly, A.C. Moore’s Board of Directors unanimously recommends that A.C. Moore’s shareholders accept the tender offer and tender their shares in the tender offer and, if required by applicable law, vote their shares for the adoption of the Merger Agreement and approve the merger and the other transactions contemplated by the Merger Agreement.

In arriving at its recommendations, A.C. Moore’s Board of Directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9. Also accompanying this letter is a copy of the Merger Sub’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares to the Merger Sub in the tender offer.

Please read the enclosed materials carefully. You should act promptly, as the tender offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, November 16, 2011, unless it is extended or earlier terminated.

On behalf of the Board of Directors and management of A.C. Moore, we thank you for your support.

Sincerely,

/s/ Michael J. Joyce

Michael J. Joyce
Chairman of the Board